Agora, Inc. Reports First Quarter 2024 Financial Results

SANTA CLARA, Calif., May 22, 2024 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced its unaudited financial results for the first quarter ended March 31, 2024.

“Despite a challenging operating environment, we continued to focus on enhancing the fundamental performance of our products, for example, launching our new Adaptive Video Optimization technology and improving the stability of our SDKs to highest levels in our history,” said Tony Zhao, founder, chairman and CEO of Agora, Inc. “I firmly believe such improvements will create value for use cases of today and the future. For instance, our earlier prediction that generative AI models will interact with human directly through voice and video is rapidly materializing, which could benefit from our work today and develop into a core use case for our real-time engagement technology.”

First Quarter 2024 Highlights

•
Total revenues for the quarter were $33.0 million, a decrease of 9.4% from $36.4 million in the first quarter of 2023.
•
Agora: $15.8 million for the quarter, an increase of 4.6% from $15.1 million in the first quarter of 2023.
•
Shengwang: RMB122.6 million ($17.2 million) for the quarter, a decrease of 16.0% from RMB145.9 million ($21.3 million) in the first quarter of 2023.
•
Active Customers
•
Agora: 1,720 as of March 31, 2024, an increase of 16.1% from 1,481 as of March 31, 2023.
•
Shengwang: 3,833 as of March 31, 2024, a decrease of 2.2% from 3,919 as of March 31, 2023.
•
Dollar-Based Net Retention Rate
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Agora: 92% for the trailing 12-month period ended March 31, 2024.
•
Shengwang: 78% for the trailing 12-month period ended March 31, 2024.
•
Net loss for the quarter was $9.5 million, compared to net loss of $16.8 million in the first quarter of 2023. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $4.8 million, compared to the non-GAAP net loss of $9.1 million in the first quarter of 2023.
•
Adjusted EBITDA for the quarter was negative $6.1 million, compared to negative $6.4 million in the first quarter of 2023.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of March 31, 2024 was $380.8 million.
•
Net cash used in operating activities for the quarter was $6.5 million, compared to $8.9 million in the first quarter of 2023. Free cash flow for the quarter was negative $7.1 million, compared to negative $9.1 million in the first quarter of 2023.

First Quarter 2024 Financial Results

Revenues

Total revenues were $33.0 million in the first quarter of 2024, a decrease of 9.4% from $36.4 million in the same period last year. Revenues of Agora were $15.8 million in the first quarter of 2024, an increase of 4.6% from $15.1 million in the same period last year, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB122.6 million ($17.2 million) in the first quarter of 2024, a decrease of 16.0% from RMB145.9 million ($21.3 million) in the same period last year, primarily due to challenging macroeconomic and regulatory environment.

Cost of Revenues

Cost of revenues was $12.8 million in the first quarter of 2024, a decrease of 5.9% from $13.6 million in the same period last year, primarily due to the decrease in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit was $20.2 million in the first quarter of 2024, a decrease of 11.5% from $22.8 million in the same period last year. Gross margin was 61.2% in the first quarter of 2024, a decrease of 1.5% from 62.7% in the same period last year, mainly due to product mix change.

Operating Expenses

Operating expenses were $33.3 million in the first quarter of 2024, a decrease of 17.3% from $40.3 million in the same period last year.

•
Research and development expenses were $18.1 million in the first quarter of 2024, a decrease of 13.8% from $21.0 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $3.5 million in the first quarter of 2023 to $3.0 million in the first quarter of 2024.
•
Sales and marketing expenses were $6.8 million in the first quarter of 2024, a decrease of 35.0% from $10.5 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $1.7 million in the first quarter of 2023 to $0.3 million in the first quarter of 2024.
•
General and administrative expenses were $8.4 million in the first quarter of 2024, a decrease of 4.9% from $8.8 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $1.9 million in the first quarter of 2023 to $1.0 million in the first quarter of 2024.

Loss from Operations

Loss from operations was $12.6 million in the first quarter of 2024, compared to $17.0 million in the same period last year.

Interest Income

Interest income was $4.7 million in the first quarter of 2024, compared to $4.4 million in the same period last year, primarily due to the increase in interest rates realized on deposits.

Investment Loss

Investment loss was $2.0 million in the first quarter of 2024, compared to $3.2 million in the same period last year, primarily due to the fair value change in equity investments.

Net Loss

Net loss was $9.5 million in the first quarter of 2024, compared to $16.8 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders was $0.10 in the first quarter of 2024, compared to $0.16 in the same period last year.

Share Repurchase Program

During the three months ended March 31, 2024, the Company repurchased approximately 4.8 million of its class A ordinary shares (equivalent to approximately 1.2 million ADSs) for approximately US$3.2 million under its share repurchase program, representing 1.6% of its US$200 million share repurchase program.

As of March 31, 2024, the Company had repurchased approximately 118.6 million of its class A ordinary shares (equivalent to approximately 29.7 million ADSs) for approximately US$107.5 million under its share repurchase program, representing 54% of its US$200 million share repurchase program.

As of March 31, 2024, the Company had 368.5 million ordinary shares (equivalent to approximately 92.1 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The current share repurchase program will expire at the end of February 2025.

Financial Outlook

Based on the currently available information, the Company expects total revenues for the second quarter of 2024 to be between $34 million and $36 million. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9 p.m. Eastern Time on May 22, 2024. Details for the conference call are as follows:

Event title: Agora, Inc. 1Q 2024 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/r6zm2238

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register.vevent.com/register/BIaa27d7a5123c45dab001be03c5b76e47

Please visit the Company’s investor relations website at https://investor.agora.io on May 22, 2024 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

The Company has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company uses these non-GAAP financial measures internally in analyzing its financial results and believe that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing its financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets. The Company believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets that it includes in its cost of revenues, total operating expenses and net income (loss). The Company believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of its historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the Company’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Non-GAAP net income (loss) is defined as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, amortization of land use right, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses and amortization expenses of acquired intangible assets.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less purchases of property and equipment (excluding the acquisition of land use right and the construction in progress for the headquarters project). The Company considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any particular period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. Shengwang excluded the revenues from Easemob’s CEC business and K12 academic tutoring sector. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the continued impact of COVID-19 on global markets and the Company’s business, operations and customers; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the Cayman Islands holding company of two independent divisions, under Agora brand and Shengwang brand, respectively, whose businesses are conducted through separate entities.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	March 31,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	41,902	36,894
Short-term bank deposits	238,008	86,924
Short-term financial products issued by banks	94,852	84,853
Short-term investments	5,919	7,983
Accounts receivable, net	36,843	34,668
Prepayments and other current assets	19,388	9,059
Contract assets	1,075	1,048
Total current assets	437,987	261,429
Property and equipment, net	4,544	5,365
Construction in progress for the headquarters project	19,420	17,343
Operating lease right-of-use assets	3,725	4,011
Intangible assets	1,001	1,274
Long-term bank deposits	-	143,127
Long-term financial products issued by banks	6,000	20,000
Long-term investments	44,596	43,893
Land use right, net	166,097	167,246
Other non-current assets	7,084	10,907
Total assets	690,454	674,595

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	15,419	12,996
Advances from customers	8,256	7,765
Taxes payable	1,346	906
Current operating lease liabilities	2,350	2,447
Accrued expenses and other current liabilities	28,484	32,780
Total current liabilities	55,855	56,894
Long-term payable	3	3
Long-term operating lease liabilities	1,314	1,726
Deferred tax liabilities	154	196
Long-term borrowings	17,870	11,027
Other non-current liabilities	19,301	-
Total liabilities	94,497	69,846

Shareholders’ equity:

Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,139,187	1,138,346
Treasury shares, at cost	(79,546)	(79,716)
Accumulated other comprehensive loss	(10,367)	(10,027)

Accumulated deficit	(453,364)	(443,901)
Total shareholders’ equity	595,957	604,749
Total liabilities and shareholders’ equity	690,454	674,595

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Months Ended March 31,
	2024	2023
Real-time engagement service revenues	32,222	35,101
Real-time engagement on-premise solution and other revenues	799	1,342
Total revenues	33,021	36,443
Cost of revenues	12,797	13,597
Gross profit	20,224	22,846
Operating expenses:
Research and development	18,139	21,031
Sales and marketing	6,814	10,476
General and administrative	8,380	8,809
Total operating expenses	33,333	40,316
Other operating income	476	496
Loss from operations	(12,633)	(16,974)
Exchange (loss) gain	(45)	117
Interest income	4,734	4,406
Interest expense	(60)	-
Investment loss	(2,035)	(3,198)
Losses from extinguishment of convertible note	-	(1,230)
Loss before income taxes	(10,039)	(16,879)
Income tax (expenses) benefits	(140)	10
Equity in income of affiliates	716	67
Net loss	(9,463)	(16,802)
Net loss attributable to ordinary shareholders	(9,463)	(16,802)
Other comprehensive loss:
Foreign currency translation adjustments	(340)	2,169
Gain on available-for-sale debt securities	-	1,385
Total comprehensive loss attributable to ordinary shareholders	(9,803)	(13,248)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.10)	(0.16)
Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	372,186,672	424,016,857

Share-based compensation expenses included in:
Cost of revenues	101	217
Research and development expenses	3,045	3,543
Sales and marketing expenses	303	1,733
General and administrative expenses	985	1,931

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	(9,463)	(16,802)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	4,434	7,424
Allowance for current expected credit losses	2,291	1,554
Depreciation of property and equipment	1,008	2,214
Amortization of intangible assets	273	346
Amortization of land use right	858	593
Deferred tax expense	(42)	(53)
Amortization of right-of-use asset and interest on lease liabilities	660	810
Investment loss	2,035	3,198
Losses from extinguishment of convertible note	-	1,230
Interest income on debt securities and investments	-	(105)
Equity in income of affiliates	(716)	(67)
Gain on disposal of property and equipment	(2)	(42)
Interest expense	60	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(4,507)	(2,383)
Contract assets	(29)	(752)
Prepayments and other current assets	(10,358)	468
Other non-current assets	7,246	(848)
Accounts payable	2,448	1,379
Advances from customers	501	(295)
Taxes payable	441	(1,155)
Deferred income	(257)	-
Operating lease liabilities	(883)	(853)
Accrued expenses and other liabilities	(2,485)	(4,789)
Net cash used in operating activities	(6,487)	(8,928)
Cash flows from investing activities:
Purchase of short-term bank deposits	(31,100)	(129,521)
Purchase of short-term financial products issued by banks	-	(10,005)
Proceeds from maturity of short-term bank deposits	23,143	304,537
Proceeds from maturity of short-term financial products issued by banks	10,029	8,310
Purchase of long-term bank deposits	-	(112,606)
Purchase of long-term financial products issued by banks	(6,000)	(20,000)
Purchase of long-term investments	-	(15)
Purchase of property and equipment	(587)	(185)
Purchase of land use right	-	(5,133)
Purchase of construction in progress for the headquarters project	(6,778)	(2,047)
Cash received for business disposal	-	3,062
Disposal of property and equipment	7	43
Cash paid for a business combination	-	(3,680)
Net cash (used in) provided by investing activities	(11,286)	32,760
Cash flows from financing activities:

Proceeds from long-term borrowings	6,855	-
Deposits returned for business disposal	-	(1,000)
Proceeds from exercise of employees’ share options	208	24
Deposit received in relation to headquarters project	19,280	-
Repurchase of Class A ordinary shares	(3,408)	(19,403)
Repayment of interest	(111)	-
Net cash provided by (used in) financing activities	22,824	(20,379)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(43)	(413)
Net increase in cash, cash equivalents and restricted cash	5,008	3,040
Cash balance recorded in held-for sale assets at beginning of period	-	1,488
Cash, cash equivalents and restricted cash at beginning of period *	37,174	45,827
Cash, cash equivalents and restricted cash at end of period **	42,182	50,355
Supplemental disclosure of cash flow information:
Income taxes paid	108	22
Cash payments included in the measurement of operating lease liabilities	883	853
Right-of-use assets obtained in exchange for operating lease obligations	336	3,694
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	90	167
Payables for property and equipment	1	182
Payables for construction in progress for the headquarters project	1,796	272
Payables for business disposal	-	93
Proceeds receivable for disposal	-	2,800
Payables for interest	17	-
Payables for treasury shares, at cost	25	730

* Includes restricted cash balance	280	154
** includes restricted cash balance	280	130

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Months Ended March 31,
	2024	2023
GAAP net loss	(9,463)	(16,802)
Add:
Share-based compensation expenses	4,434	7,424
Acquisition related expenses	-	(44)
Amortization expenses of acquired intangible assets	273	345
Income tax related to acquired intangible assets	(42)	(53)
Non-GAAP net loss	(4,798)	(9,130)

GAAP Net loss	(9,463)	(16,802)
Excluding:
Exchange loss (gain)	45	(117)
Interest income	(4,734)	(4,406)
Interest expense	60	-
Losses from extinguishment of convertible note	-	1,230
Investment loss	2,035	3,198
Equity in income of affiliates	(716)	(67)
Income tax expenses (benefits)	140	(10)
Depreciation of property and equipment	1,008	2,214
Amortization of land use right	858	593
Share-based compensation expenses	4,434	7,424
Acquisition related expenses	-	(44)
Amortization expenses of acquired intangible assets	273	345
Adjusted EBITDA	(6,060)	(6,442)

Net cash used in operating activities	(6,487)	(8,928)
Purchase of property and equipment	(587)	(185)
Free Cash Flow	(7,074)	(9,113)
Net cash (used in) provided by investing activities	(11,286)	32,760
Net cash provided by (used in) financing activities	22,824	(20,379)